TORYS LLP

NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com

05010476

August 12, 2005

By Courier

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Highpine Oil & Gas Limited (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869

On behalf of our client, Highpine Oil & Gas Limited (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's:

1. News release, dated August 11, 2005.
2. Consolidated Financial Statements for the three and six months ended June 30, 2005.
3. Management's Discussion and Analysis for the period ended June 30, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Harry Cupric
Gail Harvey
Highpine Oil & Gas Limited
Fred Davidson
Burnet, Duckworth & Palmer LLP

dw 8/16

5657074.1
01549-2024

File No. 82-34869

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

		June 30, 2005 (unaudited)		December 31, 2004 (audited)
Assets				
Current assets:				
Accounts receivable	$	27,686,186	$	13,366,408
Prepaid expenses and deposits		921,193		658,978
		28,607,379		14,025,386
Property, plant and equipment (note 3)		433,476,317		134,282,197
Long-term investments, at cost		1,000,000		1,000,000
Goodwill		214,750,000		14,081,000
	$	677,833,696	$	163,388,583
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	31,282,914	$	28,840,343
Financial instruments (notes 2 and 7)		122,000		-
Bank indebtedness (note 4)		65,847,212		34,821,996
		97,252,126		63,662,339
Future income taxes		78,436,423		20,419,084
Asset retirement obligations (note 5)		5,213,641		1,973,735
Shareholders' equity:				
Share capital (note 6)		479,286,228		52,829,758
Contributed surplus (note 6)		1,283,542		511,258
Retained earnings		16,361,736		23,992,409
		496,931,506		77,333,425
Subsequent event (note 4)				
Contingency (note 8)				
	$	677,833,696	$	163,388,583

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings and Retained Earnings
(Unaudited)

	Three months ended		Six months ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenues:				
Oil and gas revenues	$ 21,816,808	$ 11,133,130	$ 35,909,745	$ 17,407,178
Royalties, net of Alberta royalty tax credits	(5,840,237)	(2,755,056)	(9,656,768)	(4,095,792)
	15,976,571	8,378,074	26,252,977	13,311,386
Processing and pipeline revenues	503,000	225,869	1,045,200	271,669
Interest income	4,601	89	4,800	33,032
	16,484,172	8,604,032	27,302,977	13,616,087
Expenses:				
Operating costs	3,770,651	1,938,988	5,707,908	2,886,407
Transportation costs	675,340	156,488	896,857	277,824
General and administrative	1,506,657	502,361	2,352,756	1,075,184
Depletion, depreciation and accretion	8,620,301	3,649,149	14,053,034	5,955,054
Interest and finance costs	534,343	537,951	1,358,577	1,079,915
Stock based compensation (note 6)	494,074	67,292	772,284	101,470
	15,601,366	6,852,229	25,141,416	11,375,854
Earnings before taxes	822,806	1,751,803	2,161,561	2,240,233
Taxes:				
Current	80,652	37,250	130,652	68,500
Future	834,607	343,855	1,295,227	549,191
	915,259	381,105	1,425,879	617,691
Net (loss) earnings	(32,453)	1,370,698	735,682	1,622,542
Retained earnings, beginning of period	16,394,189	21,067,536	23,992,409	20,815,692
Stock dividend and adjustment (note 6)	-	-	(8,366,355)	-
Retained earnings, end of period	$ 16,361,736	$ 22,438,234	$ 16,361,736	$ 22,438,234
Net (loss) earnings per share (note 6)				
Basic	($0.00)	$0.09	$0.03	$0.11
Diluted	($0.00)	$0.09	$0.03	$0.11

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Six months ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Cash provided by (used in):				
Operating Activities:				
Net (loss) earnings	$ (32,453)	$ 1,370,698	$ 735,682	$ 1,622,542
Items not involving cash:				
Depletion, depreciation and accretion	8,620,301	3,649,149	14,053,034	5,955,054
Future income taxes	834,607	343,855	1,295,227	549,191
Stock based compensation	494,074	67,292	772,284	101,470
Amortization of financial instruments	(59,000)	-	(59,000)	-
Shares issued for services performed	-	62,500	-	62,500
Funds from operations	9,857,529	5,493,494	16,797,227	8,290,757
Change in non-cash working capital relating to operations	(8,708,702)	1,999,205	(14,565,823)	3,532,800
	1,148,827	7,492,699	2,231,404	11,823,557
Financing Activities:				
Common shares issued for cash, net of share issue costs	67,191,409	-	67,191,409	-
Proceeds on conversion of Class B shares	-	-	127	-
(Decrease) Increase in bank indebtedness	(35,148,291)	5,431,134	(6,002,506)	51,152,379
Deferred charges	657,812	-	-	-
	32,700,930	5,431,134	61,189,030	51,152,379
Investing Activities:				
Property, plant and equipment additions	(19,839,436)	(17,880,127)	(54,596,247)	(26,378,609)
Debenture receivable repayment	-	-	-	3,736,697
Purchase of investments	-	(984,000)	-	(1,744,000)
Proceeds on the disposition of property, plant and equipment	-	1,169,294	-	1,169,294
Net cash paid on business combination	(429,786)	-	(429,786)	(42,089,000)
Change in non-cash working capital relating to investing activities	(13,580,535)	3,447,000	(8,394,401)	1,792,000
	(33,849,757)	(14,247,833)	(63,420,434)	(63,513,618)
Decrease in cash and cash equivalents	-	(1,324,000)	-	(537,682)
Cash and cash equivalents, beginning of period	-	1,324,000	-	537,682
Cash and cash equivalents, end of period	$ -	$ -	$ -	$ -
Cash interest paid	$ 557,000	$ 641,000	$ 964,000	$ 674,000
Cash taxes paid	$ 90,000	$ 15,000	$ 296,000	$ 75,000

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2005 and 2004 (Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES:

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2004.

2. ACQUISITION OF VAQUERO ENERGY LTD.

On May 31, 2005, Highpine acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19,494,205 class A common shares with an ascribed value of $350,895,690. Vaquero was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment	$	257,314,000
Goodwill		200,669,000
Working capital (deficiency)		(10,820,802)
Bank debt		(37,027,722)
Asset retirement obligations		(1,903,000)
Financial instruments		(181,000)
Future income taxes		(56,725,000)
	$	351,325,476

Consideration		
Acquisition costs	$	429,786
Class A common shares issued		350,895,690
	$	351,325,476

3. PROPERTY, PLANT AND EQUIPMENT:

At June 30, 2005, approximately $100,585,000 (December 31, 2004 - $13,000,000) of unproved properties were excluded from the depletion calculation. Construction costs of the Violet Grove facility which totaled $13,700,000 at June 30, 2005 have been excluded from the depletion calculation as the facility had not commenced commercial operations. Future development costs of $8,193,000 (December 31, 2004 - $9,500,000) were included in the depletion calculation. During the second quarter of 2005, general and administrative expenses of $105,000 (June 30, 2004 - $116,000) were capitalized.

4. BANK INDEBTEDNESS:

In February 2005, a new banking arrangement was entered into by the Company with Canadian financial institutions. The facilities consisted of a $45 million revolving term credit facility, a $10 million demand operating credit facility and a $25 million non-revolving, non-extendible term credit facility. In July 2005, the revolving term credit facility was increased to $105 million and the demand operating credit facility was increased to $20 million. The revolving term credit facility revolves until May 31, 2006 unless it is extended for a 364-day period. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25% depending on the Company's ratio of consolidated debt to net income before interest, taxes, depletion, depreciation, accretion and compensation expense. The demand operating facility bears interest at the lenders' prime rate. The non-revolving, non-extendible term credit facility was repaid in its entirety during the second quarter. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

5. ASSET RETIREMENT OBLIGATIONS:

At June 30, 2005, the estimated total undiscounted cash flows required to settle asset retirement obligations were $8,877,000. Expenditures to settle asset retirement obligations will be incurred between 2005 and 2025. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0 percent per annum and have been inflated using an inflation rate of 2.0 percent per annum.

Changes to asset retirement obligations were as follows:

	Six months ended June 30, 2005	Year ended December 31, 2004
Asset retirement obligations, beginning of period	$ 1,973,735	$ 377,894
Liabilities acquired	1,903,000	950,000
Liabilities incurred	1,222,952	1,144,110
Liabilities disposed of	-	(600,000)
Accretion expense	113,954	101,731
Asset retirement obligations, end of period	$ 5,213,641	$ 1,973,735

6. SHARE CAPITAL:

	Six months ended June 30, 2005		Year ended December 31, 2004	
	Number	Amount	Number	Amount
Class A common shares:				
Balance, beginning of period	15,207,583	$ 24,247,233	13,195,083	$ 13.454,933
Issued to acquire Vaquero Energy Ltd.	19,494,205	350,895,690	-	-
Issued for cash	4,000,000	72,000,000	1,200,000	6,000,000
Shares issued for services performed	-	-	12,500	62,500
Conversion of Class B shares	1,270,833	284	-	-
Flow-through shares issued	-	-	800,000	4,800,000
Flow-through shares renounced	-	(1,613,760)	-	-
Special warrants exercised	3,300,000	28,582,368	-	-
Stock dividend and adjustment	929,595	8,366,355	-	-
Share issue costs less tax effect (2005 – $1,616,648; 2004 - $37,800)	-	(3,191,942)	-	(70,200)
Balance, end of period	44,202,216	$ 479,286,228	15,207,583	$ 24,247,233
Class B common shares:				
Balance, beginning of period	1,270,833	157	1,270,833	157
Conversion of Class B shares	(1,270,833)	(157)	-	-
Balance, end of period	-	$ -	1,270,833	$ 157
Special Warrants:				
Balance, beginning of period	3,300,000	28,582,368	-	-
Issued for cash	-	-	3,300,000	29,700,000
Exercised	(3,300,000)	28,582,368)	-	
Share issue costs less tax effect (2004 - $601,804)	-	-	-	(1,117,632)
Balance, end of period	-	$ -	3,300,000	$ 28,582,368
Total		$ 479,286,228		$ 52,829,758

6. SHARE CAPITAL (CONTINUED):

On February 3, 2005, the Company filed Articles of Amendment to amend the provisions of the series 1 class B shares and as such, the series 1 class B shares were automatically converted into class A common shares on February 4, 2005. On February 15, 2005, the Company declared a stock dividend in the amount of $6,970,410 which resulted in 0.047 of a class A common share being issued for each issued and outstanding class A common share. In accordance with the terms of the issued and outstanding special warrants of the Company the stock dividend resulted in an additional 155,105 class A common shares being issuable upon exercise of the outstanding special warrants.

On March 31, 2005, 3,455,105 class A common shares of the Company were issued upon the exercise of the special warrants.

On April 5, 2005, 4,000,000 class A common shares of the Company were issued pursuant to the Company's initial public offering.

On May 31, 2005, 19,494,205 class A common shares of the Company were issued as consideration to acquire the outstanding shares of Vaquero.

Per share amounts:

Weighted average number of common shares outstanding	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Basic	31,129,114	15,150,560	25,947,350	15,148,187
Dilutive effect of options	1,163,652	171,327	1,035,286	139,656
Diluted	32,292,766	15,321,887	26,982,636	15,287,843

Weighted average common shares outstanding have been retroactively restated to give effect to the February 15, 2005 stock dividend.

Stock options:

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

A summary of changes is as follows:

	Six months ended June 30, 2005			Year ended December 31, 2004		
	Class A common shares issuable upon exercise of options		Weighted Average exercise price	Class A common shares issuable upon exercise of options		Weighted Average exercise price
Balance, beginning of period	1,542,155	$	5.26	530,000	$	2.84
Granted	1,490,600	$	17.78	1,012,155	$	6.53
Cancelled	(18,846)	$	5.67	-		-
Adjustment as a result of stock dividend	72,482		-	-		-
Balance, end of period	3,086,391	$	11.45	1,542,155	$	5.26
Exercisable, end of period	397,860	$	3.54	175,000	$	2.78

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2005 grants:

	Six months ended June 30, 2005
Dividend yield	-
Expected volatility	45%
Risk free rate of return	4.5%
Expected option life	4 years
Weighted average fair market value per option	$7.32

Contributed surplus:

	Six months ended June 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 511,258	$ 114,787
Compensation expense, net of recovery	772,284	396,471
Balance, end of period	$ 1,283,542	$ 511,258

7. COMMODITY PRICE RISK MANAGEMENT:

The following commodity price risk management agreements were in place at June 30, 2005:

Commodity	Notional Volumes	Contract Term	Fixed Price	Unrealized Loss
Crude Oil	700 bbls/d	January 1, 2005 to December 31, 2005	CDN $47.20	$3,574,000
Crude Oil	700 bbls/d	July 1, 2005 to September 30, 2005	US $45.00 to $54.50	$282,000
Natural Gas	3,000 GJ/d	April 1, 2005 to October 31, 2005	CDN $5.75 to $7.45	$57,000

The 700 bbls/d crude oil collar with the contract term of July 1, 2005 to September 30, 2005 was acquired in conjunction with the acquisition of Vaquero Energy Ltd. on May 31, 2005 at which time the fair value of the contract was a liability of $181,000. This value was recorded as a liability on May 31, 2005 and is being amortized over the life of the contract. At June 30, 2005, the unamortized remaining liability was $122,000.

8. CONTINGENCY:

On December 14, 2004, the Company was granted a license from the Alberta Energy and Utilities Board (the "AEUB") relating to the expansion of an existing facility. On December 15, 2004, a notice of objection was filed with the AEUB by a corporation which is a joint lease owner where the facility is being constructed. To date, the AEUB has not ruled on the merits of the notice of objection. Although management of the Company is of the view that the objection submitted by the corporation is without merit and will continue to defend the interests of the Company in the facility, it is possible that the AEUB may render a decision in this matter which would have an adverse effect on the Company and its processing capabilities in an area which is significant to the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

This management's discussion and analysis **("MD&A")** is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of Highpine Oil & Gas Limited ("**Highpine**" or the "**Company**") for the interim periods presented. This MD&A is dated and based on information at August 10, 2005. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2005 and the audited consolidated financial statements for the years ended December 31, 2004 and 2003. All comparisons refer to the interim period ended June 30, 2005 versus the interim period ended June 30, 2004, unless otherwise indicated.

This MD&A uses the terms "cash flow from operations" and "cash flow" which are not recognized measures under Canadian generally accepted accounting principles **("GAAP")**. Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP, as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited is available on the Company's website at www.highpineog.com. All previous public filings, including the Company's initial annual information form, are available on SEDAR at www.sedar.com.

Financial Results

ACQUISITION

On May 31, 2005, Highpine acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19.5 million class A common shares ("Common Shares") of the Company with an ascribed value of $350.9 million. Transaction costs of $0.4 million were incurred by Highpine. Vaquero was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin, including the Pembina area of Alberta. The transaction has been accounted for using the purchase method with $257.3 million allocated to property, plant and equipment and $200.7 million allocated to goodwill. The property, plant and equipment allocation includes $78.7 million allocated to undeveloped lands. A working capital deficiency of $10.8 million and bank debt of $37.0 million were assumed by Highpine. Asset retirement obligations of $1.9 million, a mark-to-market liability on outstanding financial contracts of $0.2 million and future tax liabilities of $56.7 million were also recorded.

REVENUE AND PRODUCTION

Oil and gas revenues for the second quarter of 2005 totalled $21.8 million representing a 96% increase over the second quarter of 2004 revenues of $11.1 million. The increase in revenue is attributable to increased production in the Pembina and Retlaw areas, combined with June production from the properties acquired on the Vaquero acquisition on May 31, 2005 (the "Vaquero Acquisition"). In addition, higher commodity prices were realized in the quarter. Oil and NGL revenue was impacted by a hedging expense of $1.2 million in the second quarter of 2005 (second quarter of 2004 - $0.3 million).

Production volumes for the second quarter of 2005 averaged 4,549 boe/d compared to an average rate of 2,754 boe/d in the second quarter of 2004, an increase of 1,795 boe/d or 65%.

Oil and gas revenues for the six months ended June 30, 2005 totalled $35.9 million representing a 106% increase over revenues for the six months ended June 30, 2004 of $17.4 million. The increase in revenue is primarily attributable to production from the properties acquired on the acquisition of Rubicon Energy Corporation (the "Rubicon Acquisition") in March 2004, increased production in the Pembina and Retlaw areas, one month's production from the properties acquired with the Vaquero acquisition as well as higher commodity prices. Oil and NGL revenue was impacted by a hedging expense of $2.1 million for the six months ended June 30, 2005 (six months ended June 30, 2004 - $0.5 million).

Production volumes for the six months ended June 30, 2005 averaged 3,960 boe/d compared to an average rate of 2,282 boe/d in the six months ended June 30, 2004, an increase of 1,678 boe/d or 74%.

The following table sets out production volumes for the quarters indicated.

Production	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Oil and NGLs (bbls/d)	2,617	1,628	61	2,219	1,298	71
Natural gas (mcf/d)	11,593	6,759	72	10,450	5,902	77
Boe/d	4,549	2,754	65	3,960	2,282	74

The production mix of oil and NGLs to gas in the second quarter of 2005 was 58% for oil and NGLs and 42% for gas compared to 59% for oil and NGLs and 41% for gas in the second quarter of 2004.

The production mix of oil and NGLs to gas during the six months ended June 30, 2005 was 56% for oil and NGLs and 44% for gas compared to 57% for oil and NGLs and 43% for gas in 2004.

In the second quarter of 2005, the Company earned $0.5 million of processing and pipeline revenues up from $0.2 million in the second quarter of 2004. During the six months ended June 30, 2005, the Company earned $1.0 million of processing and pipeline revenues up from $0.3 million during the six months ended June 30, 2004. The increase in revenues is primarily attributable to the Joffre gas plant which commenced operations in January of 2005.

PRICING

Selling Prices Before Hedges	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Crude oil and NGLs ($/bbl)	62.09	47.14	32	58.81	44.07	33
Natural gas ($/mcf)	7.91	7.34	8	7.66	6.94	10
Total ($/boe)	55.59	43.02	29	52.99	45.65	16

Realized crude oil and NGL prices, prior to hedging expenses, increased 39% in the second quarter of 2005 compared to the second quarter of 2004. Realized natural gas prices increased 8% in the second quarter of 2005 compared to the second quarter of 2004.

Realized crude oil and NGL prices, prior to hedging expenses, increased 33% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004 and realized natural gas prices increased 10% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

COMMODITY PRICE RISK MANAGEMENT

Commodity Price Risk Management	Three months ended June 30			Six Months Ended June 30		
	2005	2004	% Change	2005	2004	% Change
Average volumes hedged (boe/d)	1,100	300	267	900	300	200
% of production hedged	24	11	118	23	13	77
Hedging expense	1,194,897	308,739	287	2,075,897	458,739	352
Hedging expense (per boe)	2.89	1.10	163	2.90	1.23	136

The Company has in place a 700 bbl/d crude oil swap agreement at a price of Cdn. $47.20 per barrel for all of 2005. The unrealized loss with respect to the crude oil swap agreement was $3.6 million at June 30, 2005. The Company also has in place a 700 bbl/d crude oil collar with a price range of US $45.00 per barrel to US $54.50 per barrel which expires on September 30, 2005. The crude oil collar was assumed by Highpine on the closing of the Vaquero Acquisition.

The Company has a natural gas collar for 3,000 GJ/d with a price range of Cdn. $5.75 to $7.45 which expires on October 31, 2005. The natural gas collar was assumed on the closing of the Vaquero Acquisition.

The 700 bbl/d crude oil swap agreement which was entered into in 2004 and priced at Cdn. $47.20 per barrel represented 18% of the Company's production for the first six months of 2005. Incremental production generated from the Vaquero acquisition and wells drilled in the first six months of 2005 will reduce the percentage of production covered by the Cdn. $47.20 per barrel hedge to less than 10% of Company production for the remaining six months of 2005.

ROYALTY EXPENSE

Royalties	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Total Royalties, net of ARTC	5,840,237	2,755,056	112	9,656,768	4,095,792	136
As a % of oil and gas sales (after hedging expense)	27	25	8	27	24	13
As a % of oil and gas sales (before hedging expense)	25	24	4	25	23	9
Per boe	14.11	10.99	28	13.47	9.86	37

Royalties, before giving effect to hedging expense, averaged 25% of revenue for the second quarter of 2005 compared to 24% for the second quarter of 2004. Royalties as a percentage of oil and gas sales averaged 25% for the six months ended June 30, 2005 compared to 23% for the six months ended June 30, 2004. Royalty rates as a percentage of revenue have been higher in 2005 due to higher royalty rates on wells in the Pembina area.

OPERATING COSTS

Operating Costs	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Operating costs	3,770,651	1,938,988	94	5,707,908	2,886,407	98
Per boe	9.11	7.74	18	7.96	6.94	15
Transportation costs	675,340	156,488	332	896,857	277,824	223
Per boe	1.63	0.62	163	1.25	0.67	87

Operating costs were $3.8 million for the second quarter of 2005 compared to $1.9 million for the second quarter of 2004. Operating costs increased 18% to $9.11/boe for the second quarter of 2005 from $7.74/boe for the second quarter of 2004. Operating costs for the six months ended June 30, 2005 totalled $5.7 million compared to $2.9 million for the six months ended June 30, 2004. On a per boe basis, operating costs for the six months ended June 30, 2005 increased 15% to $7.96/boe from $6.94/boe. These increases are a result of facility start-up costs in the Pembina area and higher industry related costs, as well as a one-time settlement payment to a facility owner relating to the Rubicon acquisition of March 2004 for prior year costs.

Transportation costs for the first six months of 2005 were 223% higher than for the second quarter of 2004. The increase in transportation costs was due to higher production volumes in 2005 as well as approximately $0.4 million of sulphur trucking costs relating to prior year production.

For the fiscal year ending December 31, 2005, operating costs are expected to average around $7.00/boe as a result of volume increases.

OPERATING NETBACKS

Operating Netbacks (per boe)	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Sales price before hedging	55.59	43.02	29	52.99	45.65	16
Processing and pipeline revenues	1.22	0.90	36	1.46	0.65	125
Royalties	(14.11)	(10.99)	28	(13.47)	(9.86)	37
Operating costs	(9.11)	(7.74)	18	(7.96)	(6.94)	15
Transportation costs	(1.63)	(0.62)	163	(1.25)	(0.67)	87
Operating netback before hedging	31.96	24.57	30	31.77	28.83	10
Hedging expense	(2.89)	(1.10)	163	(2.90)	(1.23)	136
Operating netbacks	29.07	23.47	24	28.87	27.60	5

Operating netbacks before hedging expense increased 30% from $24.57/boe for the second quarter of 2004 to $31.96/boe for the second quarter of 2005 as a result of higher realized prices in 2005 partially offset by higher royalties and operating costs.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased 82% from $2.00/boe in the second quarter of 2004 to $3.64/boe in the second quarter of 2005. For the six months ended June 30, 2005, general and administrative expenses increased 27% to $3.28/boe from $2.59/boe for the six months ended June 30, 2004. General and administrative expenses increased in 2005 as a result of an increase in staff necessary to manage the growth of the Company. For the fiscal year ending December 31, 2005, general and administrative expenses are expected to average around $2.00/boe as a result of volume increases expected in the final six months of 2005.

The following table summarizes general and administrative expenses for the quarters indicated.

	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Gross expenses	1,611,990	617,941	161	2,601,894	1,247,807	109
Capitalized	(105,333)	(115,580)	(9)	(249,138)	(172,623)	44
Net expenses	1,506,657	502,361	200	2,352,756	1,075,184	119
$/boe	3.64	2.00	82	3.28	2.59	27
% capitalized	7	19	(63)	10	14	(29)

STOCK BASED COMPENSATION

Stock based compensation expense of $0.5 million was recorded in the second quarter of 2005 compared to $0.1 million in the second quarter of 2004. The increase in the expense was primarily the result of an increase in stock options which were granted to former Vaquero employees that have remained with Highpine.

INTEREST AND FINANCE COSTS

Interest and finance costs for the second quarter of 2005 were $0.5 million which is consistent with $0.5 million for the second quarter of 2004. Interest and finance costs for the six months ended June 30, 2005 were $1.4 million, an increase of 26% compared to $1.1 million for the six months ended June 30, 2004. Interest and finance costs were higher in the first quarter of 2005 due to higher average debt levels in the quarter. In April 2005, a portion of the proceeds raised from the Company's initial public offering were used to reduce debt.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Depletion, Depreciation and Accretion	8,620,301	3,649,149	136	14,053,034	5,955,054	136
Per boe	20.82	14.56	43	19.61	14.34	37

Depletion, depreciation and accretion ("DD&A") amounted to $8.6 million or $20.82/boe for the second quarter of 2005, compared with $3.6 million or $14.56/boe in the second quarter of 2004, a 43% increase on a per boe basis. DD&A for the six months ended June 30, 2005 was $14.1 million or $19.61/boe compared to $6.0 million for the six months ended June 30, 2004. The increase is attributable to increased capital expenditures in 2005 as well as the inclusion of Vaquero costs in the calculation of depletion.

INCOME TAXES

Cash taxes were limited to federal Large Corporation Tax of $0.1 million in the second quarter of 2005 (2004 - $37,000) and $0.1 million for the six months ended (2004 - $0.1 million). Large Corporation Tax was higher in 2005 as a result of the acquisition of Vaquero on May 31, 2005. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine management currently believes no cash income tax will be payable in 2005 or 2006.

Future income tax expense for the second quarter of 2005 and the six months ended 2005 exceed expected income tax expense as a result of non-deductible Crown royalties exceeding the resource allowance and non-deductible stock based compensation expense.

CASH FLOW AND NET EARNINGS

	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Funds from operations	9,857,529	5,493,494	79	16,797,227	8,290,757	103
Funds from operations per share (diluted)	0.31	0.36	(14)	0.62	0.54	15
Net earnings (loss)	(32,453)	1,370,698	(102)	735,682	1,622,542	(55)
Net earnings per share (diluted)	*(0.00)*	*0.09*	*(100)*	*0.03*	*0.11*	*(73)*

Funds from operations increased 79% to $9.9 million in the second quarter of 2005 compared to $5.5 million in the second quarter of 2004. Funds from operations increased 103% to $16.8 million for the six months ended June 30, 2005 from $8.3 million for the six months ended June 30, 2004. Funds from operations per share decreased 14% for the quarter and increased 15% for the six months ended June 30, 2005. The decrease of funds from operations per share in the second quarter is attributable to issuing 19.5 million shares of the Company as consideration for the Vaquero acquisition.

A net loss of $32,453 was incurred in the second quarter of 2005 compared to net earnings of $1.4 million in the second quarter of 2004 as a result of higher royalty and operating costs, higher stock-based compensation expense, hedging expenses and higher DD&A charges.

LIQUIDITY AND CAPITAL RESOURCES

The Company completed its initial public offering on April 5, 2005 by issuing 4.0 million Common Shares at $18.00 per share for gross proceeds of $72.0 million.

The Company has a revolving term credit facility of $105 million and a demand operating credit facility of $20 million. At June 30, 2005, Highpine had a working capital deficiency of $2.7 million and net debt of $68.5 million. The amount drawn under the Company's credit facilities was $65.8 million or 53%, providing excess credit capacity of $59.2 million.

Highpine's capital budget of $100 million will be funded from cash flow from operations, bank debt and a portion of the $67 million of net proceeds generated from the April 5, 2005 initial public offering of 4.0 million Common Shares of the Company.

	June 30, 2005	March 31, 2005	December 31, 2004
Bank debt	65,847,212	63,967,781	34,821,996
Working capital deficiency	2,675,535	14,143,970	14,814,957
Net debt	68,522,747	78,111,751	49,636,953

At August 10, 2005, Highpine's bank debt was approximately $85 million.

CAPITAL EXPENDITURES

Capital expenditures, excluding corporate acquisitions, were $54.6 million for the six months ended June 30, 2005 compared to $25.2 million for the six months ended June 30, 2004. The increases reflect Highpine's drilling programs at Pembina and Joffre, the construction of the Violet Grove and Joffre facilities as well as costs relating to seismic and land.

The following table sets out Highpine's net capital expenditures for the six month periods indicated.

	Six months ended ($000s)		
	June 30, 2005	June 30, 2004	% Change
Land and seismic	16,641	4,606	261
Drilling and completions	17,319	14,909	16
Facilities and equipment	20,557	6,856	200
Property acquisitions and disposition (net)	-	(1,170)	-
Other	79	8	888
Total	54,596	25,209	117

SHAREHOLDERS' EQUITY

During the second quarter of 2005, the Company issued 4.0 million Common Shares at a price of $18.00 per share for gross proceeds totalling $72.0 million pursuant to an initial public offering. Costs associated with the issuance of the Common Shares were $4.8 million including the underwriters' fee of $3.7 million and other costs. On April 5, 2005, the issued and outstanding Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "HPX".

The Company also issued 19.5 million Common Shares to acquire all the outstanding shares of Vaquero Energy Ltd.

As at August 10, 2005, the Company had 44.2 million Common Shares outstanding and 3.3 million shares issuable upon the exercise of options.

Quarterly Financial Results ($000s except per share data)	2005		2004			
	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues [1]	22,320	14,635	12,631	11,740	11,359	6,320
Net (loss) earnings	(32)	768	1,048	506	1,371	252
Net (loss) earnings per share - basic	(0.00)	0.04	0.05	0.03	0.09	0.02
Net (loss) earnings per share - diluted	(0.00)	0.04	0.05	0.03	0.09	0.02
Funds from operations	9,858	6,940	6,255	5,227	5,493	2,797
Funds from operations per share - basic	0.31	0.32	0.31	0.31	0.36	0.18
Funds from operations per share - diluted	0.31	0.32	0.31	0.31	0.36	0.18
Property and corporate acquisitions	257,314	-	-	-	-	51,151
Capital expenditures	19,839	34,757	24,027	15,701	17,880	8,498
Total assets	677,834	198,599	163,389	138,941	129,187	117,641

(1) Total revenues are after hedging expense and include processing and pipeline revenues

CHANGES IN ACCOUNTING POLICIES IN THE CURRENT PERIOD

VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Company adopted the new CICA accounting guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities". This standard requires that certain entities be consolidated by the primary beneficiary. There is no impact on the Company's financial statements as a result of adopting this guideline.

FUTURE ACCOUNTING CHANGE

FINANCIAL INSTRUMENTS

The CICA has issued a new accounting standard, CICA Accounting Standard Handbook section 3855, "Financial Instruments Recognition and Measurement." This standard prescribes how and at what amount financial assets, financial liabilities and non-financial derivatives are to be recognized on the balance sheet. The standard prescribes fair value in some cases while cost-based measures are prescribed in other cases. It also specifies how financial instrument gains and losses are to be presented. The new standard is effective for fiscal years beginning on or after October 1, 2006. The Company has not assessed the impact of this standard on its financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 1 to the December 31, 2004 consolidated financial statements. A summary of the Company's critical accounting estimates can be found in management's discussion and analysis for the year ended December 31, 2004.

BUSINESS RISKS AND UNCERTAINTIES

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development and acquisition of crude oil, natural gas and NGLs. Primary risks include the uncertainty associated with exploration drilling, changes in production practices, product pricing, industry competition and government regulation.

Drilling activities are subject to numerous technical risks and uncertainties. Highpine attempts to minimize exploration risk by utilizing trained professional staff and conducting extensive geological and geophysical analysis prior to drilling wells.

Highpine utilizes sound marketing practices in an attempt to partially offset the cyclical nature of commodity prices which is subject to external influences beyond Highpine's control. Fluctuations in commodity prices and foreign exchange rates may significantly impact Highpine's revenue.

The oil and natural gas industry is extremely competitive and Highpine must compete with numerous larger, well-established organizations in all phases of the exploration business.

Highpine monitors and complies with current government regulations that affect its activities, although operations may be adversely affected by changes in government policy, regulations or taxation. In addition, Highpine maintains a level of liability, property and business interruption insurance which is believed to be adequate for Highpine's size and activities. Highpine is unable to obtain insurance to cover all risks within the business or in amounts to cover all possible claims.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A are forward-looking statements subject to substantial known and unknown risks and uncertainties, most of which are beyond Highpine's control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

Such factors include, but are not limited to: the impact of general economic conditions in Canada and the United States; industry conditions including changes in laws and regulations, including adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; the results of exploration and development drilling and related activities; imprecision in reserve estimates; the production and growth potential of the Company's various assets; fluctuations in foreign exchange or interest rates; stock market volatility; risks associated with hedging activities; and obtaining required approvals from regulatory authorities.

Accordingly, there is no assurance that the expectations conveyed by the forward-looking statements will prove to be correct. All subsequent forward-looking statements, whether written or orally attributable to the Company or persons acting on hits behalf, are expressly qualified in their entirety by these cautionary statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable securities laws.

File No. 82-34869

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES SECOND QUARTER 2005 FINANCIAL AND OPERATING RESULTS AND RESUMPTION OF OPERATION OF PEMBINA VIOLET GROVE OIL BATTERY

Calgary, Alberta, August 11, 2005 – Highpine Oil & Gas Limited ("**Highpine**" or the "**Company**") is pleased to announce its financial and operating results for the three and six months ended June 30, 2005.

The Company is also pleased to announce that its Pembina Violet Grove oil battery has resumed operations, enabling Highpine to bring production on stream from various Nisku wells in the Pembina area.

During the second quarter of 2005, Highpine continued its internally generated growth in cash flow from operations, revenues and production. The financial and operating highlights of the second quarter are as follows.

Second Quarter 2005 Financial Highlights

- Cash flow from operations increased 79% to $9.9 million from $5.5 million in the second quarter of 2004.
- Revenues increased 96% to $21.8 million from $11.1 million in the second quarter of 2004.
- Shareholders' equity increased 1,274% to $497 million from $36 million in the second quarter of 2004.

Second Quarter 2005 Operating Highlights

- Daily production increased 65% to average 4,549 boe/d from 2,754 boe/d in the second quarter of 2004.
- Construction of Pembina Violet Grove oil battery was completed and operations commenced.
- Good Production Practice was received for the Nisku II Pool and Nisku VV Pool in which Highpine has a 25% and 75% working interest, respectively.

Financial and operating highlights:

FINANCIAL	Three months ended June 30			Six months ended June 30		
(000's except per share amounts)	**2005**	2004	% Change	**2005**	2004	% Change
Oil and gas revenues	**21,817**	11,133	96	35,910	17,407	106
Cash flow	**9,858**	5,493	79	16,797	8,291	103
Per share – diluted	**0.31**	0.36	(14)	0.62	0.54	15
Net earnings (loss)	**(32)**	1,371	(102)	736	1,623	(55)
Per share – diluted	**(0.00)**	0.09	(100)	0.03	0.11	(73)
Capital expenditures	**19,839**	17,880	11	54,596	26,379	107
Total assets	**677,834**	129,187	425	677,834	129,187	425
Net debt	**68,523**	64,028	7	68,523	64,028	7
Shareholders' equity	**496,932**	36,172	1,274	496,932	36,172	1,274
Total shares outstanding	**44,202**	15,159	192	44,202	15,159	192

OPERATIONAL	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Average daily production						
Oil and NGLs (bbls/d)	**2,617**	1,628	61	2,219	1,298	71
Natural gas (mcf/d)	**11,593**	6,759	72	10,450	5,902	77
Barrels of oil equivalent (boe/d)	**4,549**	2,754	65	3,960	2,282	74
Average selling price(1)						
Oil and NGLs ($/bbl)	**62.09**	47.14	32	58.81	44.07	33
Natural gas ($/mcf)	**7.91**	7.34	8	7.66	6.94	10
Royalties ($/boe)	**14.11**	10.99	28	13.47	9.86	37
Operating costs ($/boe)	**9.11**	7.74	18	7.96	6.94	15
Transportation costs ($/boe)	**1.63**	0.62	163	1.25	0.67	87
Processing and pipeline revenues ($/boe)	**1.22**	0.90	36	1.46	0.65	125
Hedging expense ($/boe)	**2.89**	1.10	163	2.90	1.23	136
Operating netbacks ($/boe)	**29.07**	23.47	24	28.87	27.60	5
General and administrative ($/boe)	**3.64**	2.00	82	3.28	2.59	27
Wells drilled						
Gross	**7**	5	40	16	18	(11)
Net	**4.5**	2.4	88	8.6	7.1	21

Note:
(1) Before giving effect to commodity hedges.

FINANCIAL

Cash flow from operations in the second quarter of 2005 increased 79% to $9.9 million, an increase of $4.4 million from $5.5 million in the second quarter of 2004. Revenues in the second quarter of 2005 increased 96% to $21.8 million, an increase of $10.7 million from $11.1 million in the second quarter of 2004. Shareholders' equity in the second quarter increased 1,274% to $497 million, an increase of $461 million from $36 million in the second quarter of 2004. The majority of these increases can be attributed to growth in production volumes resulting primarily from the Company's acquisition of Vaquero Energy Ltd. ("**Vaquero**") combined with production increases in the Pembina area and increased prices for oil, natural gas and natural gas liquids.

OPERATIONS

Average daily production in the second quarter of 2005 was 4,549 boe/d, comprised of 2,617 bbls/d of oil and natural gas liquids and 11.6 mmcf/d of natural gas. These averages incorporate Vaquero's production volumes for the month of June only. Highpine's successful integration of the Vaquero properties and its operations have now been completed.

Highpine's production for the month of June averaged 6,900 boe/d. Since June, production rates have been steadily rising as shut-in production is brought on stream, mainly as a result of the completion and operation of the Pembina Violet Grove oil battery. Highpine's production for the month of July and for the first week in August were 7,700 boe/d and 8,700 boe/d, respectively. These production numbers do not include production from Highpine's 100% working interest discovery well at 9-35-48-8 W5M. This well is expected to be brought on production during the third quarter of 2005 as it is currently being connected to the Pembina Violet Grove oil battery.

Highpine's production from the prolific Nisku II Pool currently consists of one producing well located at 10-1-48-8 W5M and four shut-in oil wells in which Highpine has a 25% working interest. This pool has recently been awarded Good Production Practice ("**GPP**"), however, production has been restricted until a production facility has been completed by an industry partner. Such facility is currently under construction and is expected to commence operations in November 2005.

Highpine has also received GPP on the Nisku VV Pool (14-31-48-8 W4M) and GPP applications have been submitted for a number of other pools in which Highpine has interests. Each of these pools requires the implementation of a pressure maintenance schemes which schemes are currently in the process of being designed.

As a result of Highpine's production results and infrastructure progress it expects to meet or exceed its previously announced 2005 exit production rates of 11,700 to 13,200 boe/d.

EXPLORATION

Highpine is continuing to explore and has added significant holdings in both the Pembina/Nisku and West Central Gas Fairway in the second quarter of 2005. Currently, Highpine's net undeveloped land base is approximately 190,000 net acres of which 68,000 are in West Pembina. The West Central Gas Fairway lands were acquired with the Vaquero merger. Consequently, Highpine has added to its land position on this trend and it currently has 83,000 net acres of undeveloped exploration lands that it intends to explore.

DRILLING

Highpine participated in the drilling of seven gross wells (4.5 net) in the second quarter of 2005, which consisted of three oil wells, one gas well, one water source well, one dry hole and one well currently drilling, with an average success rate in the fully evaluated wells of 80%. Two of the oil wells were new discoveries in the Chip Lake area, while the third was a new oil well in Pembina.

Highpine expects to submit multiple well license applications to the AEUB this year.

Highpine's operator at Sturgeon Lake has obtained a drilling license for a high-impact prospect. It is expected that this particular well will be spudded in the fourth quarter of 2005.

Highpine's inventory of drillable reef prospects continues to grow.

Throughout the remainder of 2005, Highpine will continue to optimize its existing production base, while pursuing the acquisition of Nisku drilling licenses in order to drill additional wells this year. Highpine also plans to undertake an extensive drilling program in the West Central Gas Fairway to target both new natural gas and light crude oil prospects and follow-up on various discoveries in this area made this year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

This management's discussion and analysis ("MD&A") is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company") for the interim periods presented. This MD&A is dated and based on information at August 10, 2005. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2005 and the audited consolidated financial statements for the years ended December 31, 2004 and 2003. All comparisons refer to the interim period ended June 30, 2005 versus the interim period ended June 30, 2004, unless otherwise indicated.

This MD&A uses the terms "cash flow from operations" and "cash flow" which are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP, as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited is available on the Company's website at www.highpineog.com. All previous public filings, including the Company's initial annual information form, are available on SEDAR at www.sedar.com.

FINANCIAL RESULTS

Acquisition

On May 31, 2005, Highpine acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19.5 million class A common shares ("Common Shares") of the Company with an ascribed value of $350.9 million. Transaction costs of $0.4 million were incurred by Highpine. Vaquero was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin, including the Pembina area of Alberta. The transaction has been accounted for using the purchase method with $257.3 million allocated to property, plant and equipment and $200.7 million allocated to goodwill. The property, plant and equipment allocation includes $78.7 million allocated to undeveloped lands. A working capital deficiency of $10.8 million and bank debt of $37.0 million were assumed by Highpine. Asset retirement obligations of $1.9 million, a mark-to-market liability on outstanding financial contracts of $0.2 million and future tax liabilities of $56.7 million were also recorded.

Revenue and Production

Oil and gas revenues for the second quarter of 2005 totalled $21.8 million representing a 96% increase over the second quarter of 2004 revenues of $11.1 million. The increase in revenue is attributable to increased production in the Pembina and Retlaw areas, combined with June production from the properties acquired on the Vaquero acquisition on May 31, 2005 (the "Vaquero Acquisition"). In addition, higher commodity prices were realized in the quarter. Oil and NGL revenue was impacted by a hedging expense of $1.2 million in the second quarter of 2005 (second quarter of 2004 - $0.3 million).

Production volumes for the second quarter of 2005 averaged 4,549 boe/d compared to an average rate of 2,754 boe/d in the second quarter of 2004, an increase of 1,795 boe/d or 65%.

Oil and gas revenues for the six months ended June 30, 2005 totalled $35.9 million representing a 106% increase over revenues for the six months ended June 30, 2004 of $17.4 million. The increase in revenue is primarily attributable to production from the properties acquired on the acquisition of Rubicon Energy Corporation (the "Rubicon Acquisition") in March 2004, increased production in the Pembina and Retlaw areas, one month's production from the properties acquired with the Vaquero acquisition as well as higher commodity prices. Oil and NGL revenue was impacted by a hedging expense of $2.1 million for the six months ended June 30, 2005 (six months ended June 30, 2004 - $0.5 million).

Production volumes for the six months ended June 30, 2005 averaged 3,960 boe/d compared to an average rate of 2,282 boe/d in the six months ended June 30, 2004, an increase of 1,678 boe/d or 74%.

The following table sets out production volumes for the quarters indicated.

Production	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Production						
Oil and NGLs (bbls/d)	2,617	1,628	61	2,219	1,298	71
Natural gas (mcf/d)	11,593	6,759	72	10,450	5,902	77
Boe/d	4,549	2,754	65	3,960	2,282	74

The production mix of oil and NGLs to gas in the second quarter of 2005 was 58% for oil and NGLs and 42% for gas compared to 59% for oil and NGLs and 41% for gas in the second quarter of 2004.

The production mix of oil and NGLs to gas during the six months ended June 30, 2005 was 56% for oil and NGLs and 44% for gas compared to 57% for oil and NGLs and 43% for gas in 2004.

In the second quarter of 2005, the Company earned $0.5 million of processing and pipeline revenues up from $0.2 million in the second quarter of 2004. During the six months ended June 30, 2005, the Company earned $1.0 million of processing and pipeline revenues up from $0.3 million during the six months ended June 30, 2004. The increase in revenues is primarily attributable to the Joffre gas plant which commenced operations in January of 2005.

Pricing

Selling Prices before Hedges	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Crude oil and NGLs ($/bbl)	62.09	47.14	32	58.81	44.07	33
Natural gas ($/mcf)	7.91	7.34	8	7.66	6.94	10
Total ($/boe)	55.59	43.02	29	52.99	45.65	16

Realized crude oil and NGL prices, prior to hedging expenses, increased 39% in the second quarter of 2005 compared to the second quarter of 2004. Realized natural gas prices increased 8% in the second quarter of 2005 compared to the second quarter of 2004.

Realized crude oil and NGL prices, prior to hedging expenses, increased 33% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004 and realized natural gas prices increased 10% during the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

Commodity Price Risk Management

Commodity Price Risk Management	Three months ended June 30			Six Months Ended June 30		
	2005	2004	% Change	2005	2004	% Change
Average volumes hedged (boe/d)	1,100	300	267	900	300	200
% of production hedged	24	11	118	23	13	77
Hedging expense	1,194,897	308,739	287	2,075,897	458,739	352
Hedging expense (per boe)	2.89	1.10	163	2.90	1.23	136

The Company has in place a 700 bbl/d crude oil swap agreement at a price of Cdn. $47.20 per barrel for all of 2005. The unrealized loss with respect to the crude oil swap agreement was $3.6 million at June 30, 2005. The Company also has in place a 700 bbl/d crude oil collar with a price range of US $45.00 per barrel to US $54.50 per barrel which expires on September 30, 2005. The crude oil collar was assumed by Highpine on the closing of the Vaquero Acquisition.

The Company has a natural gas collar for 3,000 GJ/d with a price range of Cdn. $5.75 to $7.45 which expires on October 31, 2005. The natural gas collar was assumed on the closing of the Vaquero Acquisition.

The 700 bbl/d crude oil swap agreement which was entered into in 2004 and priced at Cdn. $47.20 per barrel represented 18% of the Company's production for the first six months of 2005. Incremental production generated from the Vaquero Acquisition and wells drilled in the first six months of 2005 will reduce the percentage of production covered by the Cdn. $47.20 per barrel hedge to less than 10% of Company production for the remaining six months of 2005.

Royalty Expense

Royalties	Three months ended June 30			Six months ended June 30		
	2005	**2004**	**% Change**	**2005**	**2004**	**% Change**
Total Royalties, net of ARTC	5,840,237	2,755,056	112	9,656,768	4,095,792	136
As a % of oil and gas sales (after hedging expense)	27	25	8	27	24	13
As a % of oil and gas sales (before hedging expense)	25	24	4	25	23	9
Per boe	14.11	10.99	28	13.47	9.86	37

Royalties, before giving effect to hedging expense, averaged 25% of revenue for the second quarter of 2005 compared to 24% for the second quarter of 2004. Royalties as a percentage of oil and gas sales averaged 25% for the six months ended June 30, 2005 compared to 23% for the six months ended June 30, 2004. Royalty rates as a percentage of revenue have been higher in 2005 due to higher royalty rates on wells in the Pembina area.

Operating Costs

Operating Costs	Three months ended June 30			Six months ended June 30		
	2005	**2004**	**% Change**	**2005**	**2004**	**% Change**
Operating costs	3,770,651	1,938,988	94	5,707,908	2,886,407	98
Per boe	9.11	7.74	18	7.96	6.94	15
Transportation costs	675,340	156,488	332	896,857	277,824	223
Per boe	1.63	0.62	163	1.25	0.67	87

Operating costs were $3.8 million for the second quarter of 2005 compared to $1.9 million for the second quarter of 2004. Operating costs increased 18% to $9.11/boe for the second quarter of 2005 from $7.74/boe for the second quarter of 2004. Operating costs for the six months ended June 30, 2005 totalled $5.7 million compared to $2.9 million for the six months ended June 30, 2004. On a per boe basis, operating costs for the six months ended June 30, 2005 increased 15% to $7.96/boe from $6.94/boe. These increases are a result of facility start-up costs in the Pembina area and higher industry related costs, as well as a one-time settlement payment to a facility owner relating to the Rubicon acquisition of March 2004 for prior year costs.

Transportation costs for the first six months of 2005 were 223% higher than for the second quarter of 2004. The increase in transportation costs was due to higher production volumes in 2005 as well as approximately $0.4 million of sulphur trucking costs relating to prior years production. For the fiscal year ending December 31, 2005, operating costs are expected to average around $7.00/boe as a result of volume increases.

Operating Netbacks

Operating Netbacks (per boe)	Three months ended June 30			Six months ended June 30		
	2005	**2004**	**% Change**	**2005**	**2004**	**% Change**
Sales price before hedging	55.59	43.02	29	52.99	45.65	16
Processing and pipeline revenues	1.22	0.90	36	1.46	0.65	125
Royalties	(14.11)	(10.99)	28	(13.47)	(9.86)	37
Operating costs	(9.11)	(7.74)	18	(7.96)	(6.94)	15
Transportation costs	(1.63)	(0.62)	163	(1.25)	(0.67)	87
Operating netback before hedging	31.96	24.57	30	31.77	28.83	10
Hedging expense	(2.89)	(1.10)	163	(2.90)	(1.23)	136
Operating netbacks	29.07	23.47	24	28.87	27.60	5

Operating netbacks before hedging expense increased 30% from $24.57/boe for the second quarter of 2004 to $31.96/boe for the second quarter of 2005 as a result of higher realized prices in 2005 partially offset by higher royalties and operating costs.

General and Administrative Expenses

General and administrative expenses increased 82% from $2.00/boe in the second quarter of 2004 to $3.64/boe in the second quarter of 2005. For the six months ended June 30, 2005, general and administrative expenses increased 27% to $3.28/boe from $2.59/boe for the six months ended June 30, 2004. General and administrative expenses increased in 2005 as a result of an increase in staff necessary to manage the growth of the Company. For the fiscal year ending December 31, 2005, general and administrative expenses are expected to average around $2.00/boe as a result of volume increases expected in the final six months of 2005.

The following table summarizes general and administrative expenses for the quarters indicated.

	Three months ended June 30			Six months ended June 30		
	2005	**2004**	**% Change**	**2005**	**2004**	**% Change**
Gross expenses	1,611,990	617,941	161	2,601,894	1,247,807	109
Capitalized	(105,333)	(115,580)	(9)	(249,138)	(172,623)	44
Net expenses	1,506,657	502,361	200	2,352,756	1,075,184	119
$/boe	3.64	2.00	82	3.28	2.59	27
% capitalized	7	19	(63)	10	14	(29)

Stock Based Compensation

Stock based compensation expense of $0.5 million was recorded in the second quarter of 2005 compared to $0.1 million in the second quarter of 2004. The increase in the expense was primarily the result of an increase in stock options which were granted to former Vaquero employees that have remained with Highpine.

Interest and Finance Costs

Interest and finance costs for the second quarter of 2005 were $0.5 million which is consistent with $0.5 million for the second quarter of 2004. Interest and finance costs for the six months ended June 30, 2005 were $1.4 million, an increase of 26% compared to $1.1 million for the six months ended June 30, 2004. Interest and finance costs were higher in the first quarter of 2005 due to higher average debt levels in the quarter. In April 2005, a portion of the proceeds raised from the Company's initial public offering were used to reduce debt.

Depletion, Depreciation and Accretion

	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Depletion, Depreciation and Accretion	8,620,301	3,649,149	136	14,053,034	5,955,054	136
Per boe	20.82	14.56	43	19.61	14.34	37

Depletion, depreciation and accretion ("DD&A") amounted to $8.6 million or $20.82/boe for the second quarter of 2005, compared with $3.6 million or $14.56/boe in the second quarter of 2004, a 43% increase on a per boe basis. DD&A for the six months ended June 30, 2005 was $14.1 million or $19.61/boe compared to $6.0 million for the six months ended June 30, 2004. The increase is attributable to increased capital expenditures in 2005 as well as the inclusion of Vaquero costs in the calculation of depletion.

Income Taxes

Cash taxes were limited to federal Large Corporation Tax of $0.1 million in the second quarter of 2005 (2004 - $37,000) and $0.1 million for the six months ended (2004 - $0.1 million). Large Corporation Tax was higher in 2005 as a result of the acquisition of Vaquero on May 31, 2005. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine management currently believes no cash income tax will be payable in 2005 or 2006.

Future income tax expense for the second quarter of 2005 and the six months ended 2005 exceed expected income tax expense as a result of non-deductible Crown royalties exceeding the resource allowance and non-deductible stock based compensation expense.

Cash Flow and Net Earnings

	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Funds from operations	9,857,529	5,493,494	79	16,797,227	8,290,757	103
Funds from operations per share (diluted)	0.31	0.36	(14)	0.62	0.54	15
Net earnings (loss)	(32,453)	1,370,698	(102)	735,682	1,622,542	(55)
Net earnings per share (diluted)	(0.00)	0.09	(100)	0.03	0.11	(73)

Funds from operations increased 79% to $9.9 million in the second quarter of 2005 compared to $5.5 million in the second quarter of 2004. Funds from operations increased 103% to $16.8 million for the six months ended June 30, 2005 from $8.3 million for the six months ended June 30, 2004. Funds from operations per share decreased 14% for the quarter and increased 15% for the six months ended June 30, 2005. The decrease of funds from operations per share in the second quarter is attributable to issuing 19.5 million shares of the Company as consideration for the Vaquero Acquisition.

A net loss of $32,453 was incurred in the second quarter of 2005 compared to net earnings of $1.4 million in the second quarter of 2004 as a result of higher royalty and operating costs, higher stock-based compensation expense, hedging expenses and higher DD&A charges.

Liquidity and Capital Resources

The Company completed its initial public offering on April 5, 2005 by issuing 4.0 million Common Shares at $18.00 per share for gross proceeds of $72.0 million.

The Company has a revolving term credit facility of $105 million and a demand operating credit facility of $20 million. At June 30, 2005, Highpine had a working capital deficiency of $2.7 million and net debt of $68.5 million. The amount drawn under the Company's credit facilities was $65.8 million or 53%, providing excess credit capacity of $59.2 million.

Highpine's capital budget of $100 million will be funded from cash flow from operations, bank debt and a portion of the $67 million of net proceeds generated from the April 5, 2005 initial public offering of 4.0 million Common Shares of the Company.

	June 30, 2005	March 31, 2005	December 31, 2004
Bank debt	65,847,212	63,967,781	34,821,996
Working capital deficiency	2,675,535	14,143,970	14,814,957
Net debt	68,522,747	78,111,751	49,636,953

At August 10, 2005, Highpine's bank debt was approximately $85 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions, were $54.6 million for the six months ended June 30, 2005 compared to $25.2 million for the six months ended June 30, 2004. The increases reflect Highpine's drilling programs at Pembina and Joffre, the construction of the Violet Grove and Joffre facilities as well as costs relating to seismic and land.

The following table sets out Highpine's net capital expenditures for the six month periods indicated.

	Six months ended ($000s)		
	June 30, 2005	June 30, 2004	% Change
Land and seismic	16,641	4,606	261
Drilling and completions	17,319	14,909	16
Facilities and equipment	20,557	6,856	200
Property acquisitions and disposition (net)	-	(1,170)	-
Other	79	8	888
Total	54,596	25,209	117

Shareholders' Equity

During the second quarter of 2005, the Company issued 4.0 million Common Shares at a price of $18.00 per share for gross proceeds totalling $72.0 million under an initial public offering. Costs associated with the issuance of the Common Shares were $4.8 million including the underwriters' fee of $3.7 million and other costs. On April 5, 2005, the issued and outstanding Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "HPX".

The Company also issued 19.5 million Common Shares to acquire all the outstanding shares of Vaquero Energy Ltd.

As at August 10, 2005, the Company had 44.2 million Common Shares outstanding and 3.3 million shares issuable upon the exercise of options.

Quarterly Financial Results ($000s except per share data)	**2005**		**2004**			
	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues [(1)]	22,320	14,635	12,631	11,740	11,359	6,320
Net (loss) earnings	(32)	768	1,048	506	1,371	252
Net (loss) earnings per share - basic	(0.00)	0.04	0.05	0.03	0.09	0.02
Net (loss) earnings per share - diluted	(0.00)	0.04	0.05	0.03	0.09	0.02
Funds from operations	9,858	6,940	6,255	5,227	5,493	2,797
Funds from operations per share - basic	0.31	0.32	0.31	0.31	0.36	0.18
Funds from operations per share - diluted	0.31	0.32	0.31	0.31	0.36	0.18
Property and corporate acquisitions	257,314	-	-	-	-	51,151
Capital expenditures	19,839	34,757	24,027	15,701	17,880	8,498
Total assets	677,834	198,599	163,389	138,941	129,187	117,641

(1) Total revenues are after hedging expense and include processing and pipeline revenues

CHANGES IN ACCOUNTING POLICIES IN THE CURRENT PERIOD

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new CICA accounting guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities". This standard requires that certain entities be consolidated by the primary beneficiary. There is no impact on the Company's financial statements as a result of adopting this guideline.

Future Accounting Change

Financial Instruments

The CICA has issued a new accounting standard, CICA Accounting Standard Handbook section 3855, "Financial Instruments Recognition and Measurement." This standard prescribes how and at what amount financial assets, financial liabilities and non-financial derivatives are to be recognized on the balance sheet. The standard prescribes fair value in some cases while cost-based measures are prescribed in other cases. It also specifies how financial instrument gains and losses are to be presented. The new standard is effective for fiscal years beginning on or after October 1, 2006. The Company has not assessed the impact of this standard on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 1 to the December 31, 2004 consolidated financial statements. A summary of the Company's critical accounting estimates can be found in management's discussion and analysis for the year ended December 31, 2004.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development and acquisition of crude oil, natural gas and NGLs. Primary risks include the uncertainty associated with exploration drilling, changes in production practices, product pricing, industry competition and government regulation.

Drilling activities are subject to numerous technical risks and uncertainties. Highpine attempts to minimize exploration risk by utilizing trained professional staff and conducting extensive geological and geophysical analysis prior to drilling wells.

Highpine utilizes sound marketing practices in an attempt to partially offset the cyclical nature of commodity prices which is subject to external influences beyond Highpine's control. Fluctuations in commodity prices and foreign exchange rates may significantly impact Highpine's revenue.

The oil and natural gas industry is extremely competitive and Highpine must compete with numerous larger, well-established organizations in all phases of the exploration business.

Highpine monitors and complies with current government regulations that affect its activities, although operations may be adversely affected by changes in government policy, regulations or taxation. In addition, Highpine maintains a level of liability, property and business interruption insurance which is believed to be adequate for Highpine's size and activities. Highpine is unable to obtain insurance to cover all risks within the business or in amounts to cover all possible claims.

Special Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements subject to substantial known and unknown risks and uncertainties, most of which are beyond Highpine's control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

Such factors include, but are not limited to: the impact of general economic conditions in Canada and the United States; industry conditions including changes in laws and regulations, including adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; the results of exploration and development drilling and related activities; imprecision in reserve estimates; the production and growth potential of the Company's various assets; fluctuations in foreign exchange or interest rates; stock market volatility; risks associated with hedging activities; and obtaining required approvals from regulatory authorities.

Accordingly, there is no assurance that the expectations conveyed by the forward-looking statements will prove to be correct. All subsequent forward-looking statements, whether written or orally attributable to the Company or persons acting on hits behalf, are expressly qualified in their entirety by these cautionary statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable securities laws.

Consolidated Statements of Earnings and Retained Earnings
(Unaudited)

	Three months ended		Six months ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenues:				
Oil and gas revenues	$ 21,816,808	$ 11,133,130	$ 35,909,745	$ 17,407,178
Royalties, net of Alberta royalty tax credits	(5,840,237)	(2,755,056)	(9,656,768)	(4,095,792)
	15,976,571	8,378,074	26,252,977	13,311,386
Processing and pipeline revenues	503,000	225,869	1,045,200	271,669
Interest income	4,601	89	4,800	33,032
	16,484,172	8,604,032	27,302,977	13,616,087
Expenses:				
Operating costs	3,770,651	1,938,988	5,707,908	2,886,407
Transportation costs	675,340	156,488	896,857	277,824
General and administrative	1,506,657	502,361	2,352,756	1,075,184
Depletion, depreciation and accretion	8,620,301	3,649,149	14,053,034	5,955,054
Interest and finance costs	534,343	537,951	1,358,577	1,079,915
Stock based compensation	494,074	67,292	772,284	101,470
	15,601,366	6,852,229	25,141,416	11,375,854
Earnings before taxes	822,806	1,751,803	2,161,561	2,240,233
Taxes:				
Current	80,652	37,250	130,652	68,500
Future	834,607	343,855	1,295,227	549,191
	915,259	381,105	1,425,879	617,691
Net (loss) earnings	(32,453)	1,370,698	735,682	1,622,542
Retained earnings, beginning of period	16,394,189	21,067,536	23,992,409	20,815,692
Stock dividend and adjustment	-	-	(8,366,355)	-
Retained earnings, end of period	$ 16,361,736	$ 22,438,234	$ 16,361,736	$ 22,438,234
Net (loss) earnings per share				
Basic	($0.00)	$0.09	$0.03	$0.11
Diluted	($0.00)	$0.09	$0.03	$0.11

About Highpine Oil & Gas Limited

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focussed in the West Pembina and Windfall/Chip Lake/Joffre areas of Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

Reader Advisory

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Statements in this press release contain forward-looking information including expectations of future production and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("**GAAP**") requires management to make certain judgements and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Funds flow from operations and operating netbacks are not recognized measures under GAAP. Management believes that in addition to net income, funds flow from operations and operating netbacks are useful supplemental measures as they demonstrate Highpine's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating these measures may differ from other companies and, accordingly, they may not be comparable to measures used by other companies. For these purposes, Highpine defines funds flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netbacks as revenue less royalties and operating expenses.

For further information, please contact:

Greg N. Baum, Executive Vice President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com